EXHIBIT 99.1

July 26, 2013

Shareholders of Spreadtrum Communications, Inc.
Re: Notice Pursuant to Circular 698

Dear Shareholder,

As you may be aware, Spreadtrum Communications, Inc. (the “Company”) entered into an Agreement and Plan of Merger, dated as of July 12, 2013 (as it may be amended from time to time, the “Merger Agreement”) with Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Tsinghua Unigroup” or “Parent”), and Spreadtrum Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned, indirect, subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

This letter is to advise you of certain People’s Republic of China (“PRC”) tax reporting obligations that may arise and of certain Chinese income tax payment obligations that potentially could be imposed by the PRC taxing authorities for certain non-PRC shareholders of the Company in connection with the Merger.

Pursuant to the Notice of the State Administration of Taxation on Strengthening the Administration of Corporate Income Tax on Income from Non-resident Corporate Equity Transfers (Guo Shui Han 2009 No. 698, or “Circular 698”), if certain offshore investors, as further described below (“non-PRC investors”) transfer shares of a non-PRC company (“non-PRC holding company”) that directly or indirectly owns an equity interest in a PRC resident enterprise and the transfer is subject to a low effective tax rate (less than 12.5 percent) in the jurisdiction of the non-PRC holding company, the non-PRC investor must provide certain documents and information with regard to the indirect equity transfer to the tax authority in charge of the PRC resident enterprise for tax assessment within 30 days from the date of execution of the transaction agreement, which in this case is the Merger Agreement referenced above.

Importantly, please note that for Circular 698 purposes, a “non-PRC investor” does not include investors who are individuals or investors who both acquired and disposed of the shares on the public market.

Please also note, under Circular 698, if the in-charge tax authority concludes that, the non-PRC holding company mainly serves as a tax avoidance vehicle and does not have any reasonable commercial purpose, the tax authority may, upon verification of the State Administration of Taxation, disregard the existence of the non-PRC holding company and may impose upon the non-PRC investors a Chinese enterprise income tax at the rate of 10 percent on the non-PRC investor’s gains derived from the transfer. We note that the Company is not aware of any prior reported transaction in which the taxing authorities have disregarded the existence of a non-PRC holding company whose stock is traded on the public market.

It is highly recommended that you consult your own tax advisor as soon as possible in order to determine whether you need to fulfill the reporting obligation regarding the above transaction and whether you could become subject to Chinese income tax in accordance with Circular 698.

Thank you in advance for your cooperation and continued support.

Spreadtrum Communications, Inc.

/s/ Leo Li

Leo Li
Chairman of the Board of Directors, President and
Chief Executive Officer

Dated this 26th day of July, 2013.